

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Ophelia Snyder
President
21Shares Core Ethereum ETF
477 Madison Avenue, 6th Floor
New York, NY 10022

> **Re: 21Shares Core Ethereum ETF**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 21, 2024**
> **File No. 333-274364**

Dear Ophelia Snyder:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1

Summary, page 1

1. Please disclose in the Prospectus Summary, if true, that the Trust, the Sponsor, and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement. Also, we note your disclosure on pages 96 and 97 indicates that there is an exception to the prohibition on loans or pledges, but the similar disclosure on pages 84 and 89 does not indicate this. Please revise throughout for consistency.

Limits on Ether Supply, page 14

2. With respect to the ether supply, you provide market capitalization and market share information as of May 20, 2024, and ether issued and burned information as of May 22, 2024. Please update this information throughout as of June 30, 2024, or the most recent

practicable date. Similarly update the Constituent Exchanges comprising the CF
Benchmarks Index to the extent more recent information is available.

Spot markets on which ether trades are relatively new and largely unregulated, page 16

3. We note the use of the term "unregulated" when referring to certain spot markets and
digital asset exchanges. Please revise to qualify your use of this term by clarifying that
such markets and exchanges may be subject to regulation in a relevant jurisdiction but
may not be complying. Similarly revise the second to last bullet point of the summary of
risks associated with Ether and the Ethereum network on page 11.

Regulatory Risk, page 53

4. Please remove the first three sentences of the second paragraph on page 54 as this
disclosure lacks the appropriate context for the referenced statements.

Ether, Ether Markets and Regulation of Ether, page 64

5. Refer to your response to prior comment 10. Please disclose the substance of your
response in a separately captioned subsection within the Ether, Ether Markets and
Regulation of Ether section.

Creation and Redemption of Shares, page 94

6. Refer to your response to prior comment 6. Regarding any agreements to engage
additional Ether Counterparties, please disclose whether and to what extent you expect
that an Ether Counterparty will be contractually obligated to participate in cash orders for
creations or redemptions.

Please contact Michelle Miller at 202-551-3368 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please
contact J. Nolan McWilliams at 202-551-3217 or Sandra Hunter Berkheimer at 202-551-3758
with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Allison M. Fumai, Esq.